Ms. Asia Timmons-Pierce

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn: Ms. Asia Timmons-Pierce

February 25, 2022

Re:	Wireless Electrical Grid LAN, WiGL, Inc. Offering Statement on Form 1-A/A Filed February 14, 2022 File No. 024-11732

Dear Ms. Timmons-Pierce,

On behalf of Wireless Electrical Grid LAN, WiGL, Inc. (the “Company”), I hereby request qualification of the Company’s above referenced Offering Statement at 4:00pm Eastern Time, on Tuesday, March 1, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Ahmad Glover
Dr. Ahmad Glover, Founder and Chief Executive Officer of
Wireless Electrical Grid LAN, WiGL Inc.

Cc: Andrew Stephenson, CrowdCheck Law LLP